January 29, 2019

Julie McPherson
Group General Counsel and Company Secretary
Amcor plc
83 Tower Road North
Warmley, Bristol BS30 8XP
United Kingdom

       Re: Amcor plc
           Amendment No. 1 to Draft Registration Statement on Form S-4 Submitted December 18, 2018
           CIK No. 0001748790

Dear Ms. McPherson:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-4

Risk Factors
Risks Relating to Being a Jersey, Channel Islands Company Listing Ordinary Shares, page 64

1. We note that your forum selection provision identifies the Royal Court of Jersey as the exclusive forum for certain litigation, including any "derivative action." Please disclose this provision and disclose that there is uncertainty as to whether a court would enforce such provision. Please consider revising your Comparison of the Rights of Holders of
       Bemis Shares and New Amcor Shares to disclose your exclusive forum provision.

U.S. Federal Income Tax Considerations for U.S. Holders, page 122
 Julie McPherson
FirstName LastNameJulie McPherson
Amcor plc
Comapany NameAmcor plc
January 29, 2019
January 29, 2019 Page 2
Page 2
FirstName LastName


2. We note counsel's opinion that the transaction should not be subject to Section 367(a)(1)
         of the Code. It is permissible for the tax opinion to use "should" rather than "will" but please have counsel revise the opinion to describe the degree of uncertainty in the opinion.
         Please see Section III.C.4 of Staff Legal Bulletin No. 19.

4. Other pro forma adjustments, page 181

3. As disclosed on pages 290 and 291, we note that as a result of the Transaction, there will be changes to the compensation of your CEO and non-executive directors. If material, please address the need to reflect such changes in your pro forma financial statements.
Note 4 (e) Amcor equity share arrangements, page 183

4. We note that you deleted the statement "Amcor has not yet determined if any new equity share awards will be granted upon completion of the Transaction." If you have made the determination to grant new equity share awards upon completion of the Transaction, please discuss the nature of such grants and address the need to reflect the impact of those grants in your pro forma financial statements.
Liquidity and Capital Resources
Cash Flows from Operating Activities , page 221

5. We note that you reported net cash used in operating activities of $301.3 million for the three months ended September 30, 2018. This is a material change from the $871.4 million net cash provided by your operating activities for the year ended June 30, 2018.
         The significant use of cash during the three months ended September 30, 2018 appears to be driven by material changes in your operating assets and liabilities. Please expand your disclosures to provide a more robust analysis of the significant drivers underlying these material changes. Also, address this comment as it relates to the change in your net cash used in your operating activities for the three months ended September 30, 2018 as compared to the three months ended September 30, 2107. In this regard, we not a significant decrease in net cash used in operating activities from period to period. Refer to
         Sections 501.03, .04 and .13 of the Financial Reporting Codification. You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or
Jeanne Baker,
Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



                                                               Sincerely,
 Julie McPherson
Amcor plc
January 29, 2019
Page 3

FirstName LastNameJulie McPherson   Division of Corporation Finance
                                    Office of Manufacturing and
Comapany NameAmcor plc
                                    Construction
January 29, 2019 Page 3
cc:       Jonathan Davis
FirstName LastName